

# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

5 July 2004

**04035650**

SUPPL

RECEIVED

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re  : Exemption No. 82-3318
      Issuer  :  Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 July 2004, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad and Amsteel Corporation Berhad - Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc  Ms Andres Estay    -    The Bank of New York
                              ADR Department
                              101 Barclay St., 22nd Floor
                              New York
                              NY 10286



| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **RHB Sakura Merchant Bankers Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Kenneth Chow** |
| * Designation | : | **Senior Vice President, Corporate Finance** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Lion Corporation Berhad ("LCB")**
**Lion Industries Corporation Berhad ("LICB")**
**Amsteel Corporation Berhad ("ACB")**

**Corporate and Debt Restructuring Exercises ("GWRS")**

* **Contents :-**

The Boards of Directors of LCB, LICB and ACB jointly announce that following an application by LCB, LICB and ACB, the Securities Commission has given an approval to LCB, LICB and ACB to extend the deadline to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective company's Circular to Shareholders dated 9 January 2003) to 9 October 2004:

a) For LCB, the renounceable restricted offer for sale of up to approximately 67.61 million shares in ACB by LCB to the eligible shareholders of ACB;

b) For LICB, the corporate proposal by Amsteel Mills Sdn Bhd ("AMSB") to offer the AMSB's scheme creditors the opportunity to tender their debts for cancellation by the AMSB's scheme companies in consideration for shares in ACB and Lion Diversified Holdings Berhad; and

c) For ACB, the issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB.

This announcement is dated 2 July 2004.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

